Brookfield Office Properties Inc. Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281-1023	Tel 212.417.7166 Fax 212.417.7199

July 11, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Office Properties Inc.

Form 40-F for the year ended December 31, 2012

Filed on March 28, 2013

File No. 001-14916

Dear Ms. Barberich:

Thank you for your letter dated June 26, 2013 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (the “Company”), I am replying to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the Company.

The Company responds to your comments (which we have repeated below) as follows:

Form 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

Selected Financial Highlights

1.	Table of financial highlights at the beginning of your exhibit appears to be duplicative and includes non-IFRS measures not accompanied by explanations of these measures. We also note that majority of this information is already provided and described elsewhere in your filing. Please revise in future filings.

Response

While the Company considers the Letter to Shareholders as a separate document from the Management’s Discussion and Analysis of Financial Results (the “MD&A”), we understand how the information could be considered duplicative by shareholders. In future annual filings, beginning with the Form 40-F filed in respect of the year ended December 31, 2013, the Company will exclude the Letter to Shareholders from the 40-F.

2.	We note that certain tables of information such as portfolio data, lease maturities and key valuation metrics have commingled properties within your property portfolio that are either consolidated, proportionately consolidated, held through participating loan interest, or accounted for under the equity method. In future Exchange Act reports, please revise these tables to present the information for your consolidated properties separately from those properties (i) proportionately consolidated, (ii) held through participating loan interest, or (iii) accounted for under the equity method to highlight the differences in your control of these properties.

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Response

The Company respectfully advises the Staff that it believes providing leasing tables which present the information for our consolidated properties separately from those properties which are proportionately consolidated, held through participating loan interest or accounted for under the equity method would not highlight the differences in our control of these properties because the Company manages all of these properties, regardless of their accounting treatment. Further, we disclose our ownership in each asset in our portfolio listing beginning on page 9 of the MD&A. The Company believes this presentation is preferable as the valuation parameters between consolidated properties and our partially owned assets relates to the quality of the asset and the risk associated with it, as opposed to the percentage of ownership and separating these assets may take away from the quality of information for the reader.

Part I – Objectives and Financial Highlights

3.	We note that you have presented and discussed certain non-IFRS measures (e.g., commercial property net operating income and FFO) at the beginning of your current MD&A analysis. Your MD&A analysis should be focused on a discussion and analysis of the specific financial statement line items utilized within your IFRS consolidated statement of operations. Please revise in future filings to present and discuss your non-IFRS measures after and apart from discussion of your IFRS consolidated financial statements in order to not give them undue prominence.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, will revise its presentation to present and discuss the non-IFRS measures separately and after the Company’s discussion of operating results based on its IFRS financial statements.

Performance Measurement, pages 20 – 21

4.	Please revise future filings to properly identify which measures are IFRS versus non-IFRS and explain the basis for the distinction. For example, we note that commercial property net operating income and funds from operations have been identified as segment performance measures in the footnotes to your financial statements. As a result, these measures on a segment basis are IFRS measures; however these same measures on a total basis are non-IFRS measures. Also, in future filings please revise the title of your common equity per share measure (e.g., Adjusted common equity per share) throughout your filing to highlight that it is not consistent with common equity per share from your IFRS financial statements. Lastly, we note that you also disclose and discuss commercial property net operating income that includes commercial property net operating income of equity accounted investments. In future filings, please identify this as an additional non-IFRS measure and provide all of the related required disclosures.

Response

The Company acknowledges the Staff comments and has prepared the following responses to the performance measurement questions detailed above:

IFRS versus non-IFRS measures: The Company advises the Staff that at the top of page 20 of the MD&A, it is noted that: “Although net income attributable to common shareholders is calculated in accordance with IFRS, IFRS does not prescribe standardized meanings for commercial property net operating income, funds from operations and total return; therefore, they are unlikely to be comparable to similar measures presented by other companies”.

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In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will more clearly identify which measures are IFRS versus non-IFRS and explain the basis for the distinction. In addition, the Company will clearly identify funds from operations as a non-IFRS measure on a total basis, but an IFRS measure on a segment basis because it is the measure of segment profit and loss.

Common equity per share: In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will revise the title of our common equity per share measure throughout our filing to common equity per share (adjusted).

Commercial property net operating income: The Company notes that, as disclosed in Note 30, commercial property net operating income is used as a measure of segment operating performance but is not the measure of segment profit and loss. In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will exclude commercial property net operating income from Segmented Information, including commercial property net operating income of equity accounted investments. Further, the Company notes that its discussion of commercial property net operating income within the MD&A does not include commercial property net operating income of equity accounted investments.

Commercial Developments, page 24

5.	In future Exchange Act reports, for material developments, please revise your disclosure to provide the anticipated completion date, the scope of the development, costs incurred to date and budgeted costs. For completed developments, please disclose costs per square foot, including clarifying whether leasing costs are included.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, will revise its disclosure to provide costs incurred to date, development costs and the planned construction period for each active development. Below is an example of such disclosure at December 31, 2012.

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Cost of Capital, page 38

6.	We note your calculation of cost of capital assumes a long-term 12.0% return on co-invested capital. Please tell us, and disclose in future filings, the factors you considered in determining that this assumed rate is appropriate.

Response

The Company advises the Staff that the factors it considered in determining the long-term 12.0% return on equity included a review of various financial models (i.e. dividend growth model, capital asset pricing model) and an examination of market returns. Based on the calculations of the financial models, market returns and historic returns achieved by the Company, management believes that the long-term 12.0% return is an appropriate benchmark. In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will disclose that these factors were considered in determining the long-term return on equity and why such factors were appropriate.

Commercial Property Operations, page 41

7.       Please reconcile commercial property net operating income to IFRS net income in future filings.

Response

The Company has defined commercial property net operating income (“NOI”) as commercial property revenue less direct commercial property operating expenses. Each of these components of NOI are taken directly from the IFRS statement of income. The Company respectfully advises the Staff that it believes a reconciliation of commercial property NOI to IFRS net income is not required as the components of NOI (included in the table at the top of page 41 in the MD&A) tie directly to the IFRS statement of income (as set forth at the top of page 40 in the MD&A). To provide additional clarity, the Company will provide a specific explanation of how NOI relates to net income in its discussion of non-IFRS measures.

Commercial Property Net Operating Income, page 42

8.	We note your average in-place net rent is less than the average market net rent, and that you disclose that this allows for positive mark-to-market growth. Please tell us and revise your disclosure in future filings to discuss the reasons for having below market net rent rates and any known impacts or ramifications on your operating results going forward; also discuss your expectations for the future. In addition, please explain to us how you calculate ‘Year One Leasing Net Rent’ and ‘Average Leasing Net Rent’ on page 44 and ‘Average Market Net Rent’ on page 43 as well as briefly describe the differences between these amounts.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, will revise our disclosure to discuss the fact that our average in-place net rent is lower than the market net rent which is reflective of the fact that a portion of our leases were executed at a point in time wherein market rents were lower. In a market of increasing rents, this below-market gap provides a growth opportunity for the Company as we replace lower in-place rents with higher market rents. Accordingly, we anticipate steady growth in our net operating income as the two rates converge over time.

Further, the Company advises the Staff of the following definitions, which will also be included in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013:

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•	Year one leasing net rent is the rent at the commencement of the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods
•	Average leasing net rent is the average rent over the lease term on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but including the impact of straight-lining rent escalations or amortization of free rent periods
•	Average market net rent is the year one leasing net rent that we expect to be able to achieve on similar space based off of market asking rents

9.	We note your disclosure on page 42 that a majority of your leases are net leases. In future Exchange Act reports, please revise to briefly explain what you mean by net lease, describe any expenses that you are required to pay in connection with net leases and clarify the percentage of your leases that are net leases.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, will clarify that more than 95% of our leases are net leases. The Company advises the Staff that on page 42 of the MD&A it has defined a net lease as a lease in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. The Company advises the Staff, and will disclose in future Exchange Act reports, that after giving consideration to amounts recovered from tenants, the Company’s responsibility for operating expenses is limited to property operating expenses attributable to vacant space and operating costs specifically identified as non-recoverable under certain leases.

Fair Value Gains (Losses), net, page 45

10.	We note that fair value gains represent a significant portion of your net income. Please expand disclosures in future filings to provide readers an understanding of the impact of fair value accounting on your financial statements and the potential variability on future periods based on changes in the various assumptions utilized within your fair value techniques. In addition, we note the increase in the current year in fair value gains is attributable to the Canadian segment as a result of compression in capitalization rates seen in comparable market capitalization rates. Please tell us and expand your disclosure in future filings to discuss these events in more detail; address the underlying reasons for the changes.

Response

The Company acknowledges the Staff’s comments and advises the Staff that in the notes accompanying the financial statements included in the Company’s interim report for the period ended March 31, 2013, the Company included fair value sensitivity of a 100 basis-point decrease in these rates. In future filings the Company will continue to include comparable disclosure in both our MD&A and notes. The Company also advises the Staff that in the MD&A and accompanying notes to the financial statements in the annual report (page 23 and 80, respectively), the Company also provides key valuation metrics and assumptions and their ranges including discount rate, terminal capitalization rate and hold period (maximum, minimum, weighted average) by region.

The increase in the current year in fair value gains is attributable to the Canadian segment as a result of compression in capitalization rates seen in comparable market transactions. Specifically, during 2012 there were several transactions between market participants relating to office assets of similar size and quality to those of the Company in the markets in which the Company operates providing evidence of improved market conditions. As a result, we changed the assumptions applied. In future filings the Company will include a discussion of such events in more detail addressing the underlying reasons for the changes.

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Credit Risk, page 51

11.	In future Exchange Act reports, please revise, here or elsewhere, as applicable, to clarify and describe how you monitor tenant credit quality and identify any material changes in credit quality.

Response

The Company directs special attention to the credit quality of our tenants in order to ensure the long-term sustainability of rental revenues through economic cycles. Prior to signing leases, the Company reviews the credit ratings of tenants and performs rigorous credit checks. Once a lease has been signed, the Company proactively monitors the financial performance of significant tenants on a regular basis and regularly reviews the status of arrears. The Company regularly monitors indicators of increased risk within its tenant portfolio and maintains a formalized tenant watch list. Should we have concerns about the credit quality of a tenant, we may require letters of credit from that tenant. In future filings, beginning with the interim report for the quarter ended September 30, 2013, the Company will add disclosure consistent with the above describing our process to monitor tenant credit quality and identify material changes in credit quality.

Lease Roll-Over Risk, page 52

12.	We note your disclosure on page 44 regarding your leasing activity. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

Response

The Company acknowledges the Staff’s comments and has prepared the following responses to the leasing specific questions detailed above:

•	Vacancy space reconciliation: The Company advises the Staff that it believes the information found in the table on page 44 of the MD&A can be used to determine the leasing activities and vacancies during the reporting period. To provide further transparency to our investors, the Company will disclose leasing activity broken down by new and renewal in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013.

•	Per square foot information for leasing costs: The Company advises the Staff that it believes that the information found on page 44 of the MD&A is sufficient to assess the leasing costs for new and renewed leases on a per square foot basis. New and renewal leases are both negotiated in the context of the current market conditions and economic environment. To the extent that there are material differences in leasing costs between new and renewal leases, we will disclose the leasing costs for renewals on a per square foot basis in future Exchange Act reports.

•	Per square foot rental rates for new and renewed leases: The Company believes that the information found on page 44 of the MD&A is sufficient to compare the average net rent per square foot on expiring leases with the average net rent on new and renewed leases. As noted above, new and renewed leases are both negotiated in the context of the current market conditions and economic environment. As such, the Company does not believe there is a significant difference between average net rents on new and renewed leases. However, to the extent that there are material differences in average net rents between new and renewal leases, we will disclose average net rents on renewal on a per square foot basis.

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Consolidated Statements of Income, page 68

13.	You present a subtotal titled “Income (loss) from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes” that excludes certain line items. In particular, we note that you exclude the line item “fair value gains (losses), net” which is primarily made up of fair value gains related to your investment property. Since those gains are operating in nature, the subtotal appears to be an incomplete measure; please remove it in future filings. For reference, please see paragraph BC56 of IAS 1.

Response

The Company acknowledges the Staff’s comments and in future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, will remove the subtotal titled “Income (loss) from continuing operations before gains (losses), fair value gains (losses), share of net earnings from equity accounted investments and income taxes” from the consolidated statements of income.

Consolidated Statements of Cash Flow, page 71

14.	We note that you classify cash flows used in foreign currency hedges of net investments and Interest rate hedges on commercial property debt as investing cash flows. Please tell us your basis in IAS 7 for classifying these hedging cash flows as investing.

Response

The Company acknowledges the Staff’s comments and based on IAS 7, paragraph 16(g), the Company previously classified foreign currency hedges of net investments and interest rate hedges on commercial property debt as investing cash flows. However, the Company recognizes that IAS 7, paragraph 16, goes on to provide that when a contract is accounted for as a hedge of an identifiable position the cash flows of the contract are classified in the same manner as the cash flows of the position being hedged. In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will classify cash flows associated with interest rate hedges on commercial property debt as operating cash flows consistent with the classification of the hedged interest payment within the statement of cash flows. Following the same guidance, cash flows used in foreign currency hedges of net investments will continue to be classified as investing cash flows.

Note 30 – Segmented Information, pages 103 – 105

15.	We note that you disclose Total commercial property net operating income which includes commercial property net operating income of equity accounted investments on page 104; however, you do not identify this as a measure of segment profit or loss in the narrative introduction to your segment footnote. Please explain how this measure is used by management and advise us of how your disclosure complies with IFRS 8.

Response

The Company acknowledges the Staff’s comments and, as disclosed, considers commercial property net operating income a measure of segment operating performance, not a measure of segment profit and loss. In future filings, beginning with the Company’s interim report for the quarter ended September 30, 2013, the Company will exclude commercial property net operating income from Segmented Information, including commercial property net operating income of equity accounted investments.

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***

The Company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

“Bryan K. Davis”

Bryan K. Davis

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